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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                ----------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)




                                (Amendment No. 2)







                         Brake Headquarters U.S.A., Inc.
                                (Name of Issuer)




                          Common Stock. $.001 par value
                         (Title of Class of Securities)




                                   105031-10-8
                                 (CUSIP Number)



                                Page 1 of 4 pages
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                                  SCHEDULE 13G

CUSIP No.105031-10-8                                         Page 2 of 4 Pages
--------------------                                         -----------------


1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joseph Ende
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3)       SEC USE ONLY

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4)       CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
-------------------------------------------------------------------------------
                             5)     SOLE VOTING POWER

                                    5,451,212  (See Item 4)
                             --------------------------------------------------
NUMBER                       6)     SHARED VOTING POWER
OF SHARES
BENEFICIALLY                        53,600
OWNED BY                     --------------------------------------------------
EACH                         7)     SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                         5,451,212  (See Item 4)
                             --------------------------------------------------
                             8)     SHARED DISPOSITIVE POWER

                                    53,600
-------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,504,812 (See Item 4)
-------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [ ]
-------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         62.6
-------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------
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                                                                   Page 3 of 4

Item  1(a).   Name of Issuer:

                  Brake Headquarters U.S.A., Inc.

Item  1(b).   Address of Issuer's Principal Executive Offices:

                  33-16 Woodside Avenue, Long Island City, New York  11101.

Item  2(a).   Name of Person Filing:

                  Joseph Ende.

Item  2(b).   Address of Principal Business Office or, if None, Residence:

                  33-16 Woodside Avenue, Long Island City, New York  11101.

Item  2(c).   Citizenship:

                  USA.

Item  2(d).   Title of Class of Securities:

                  Common Stock, par value $.001 per share (the "Shares").

Item  2(e).   CUSIP Number:

                  105031-10-8

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  N/A

Item 4.  Ownership:

                  (a)        5,504,812 Shares.  See Item 4(c).

                  (b) This figure represents approximately 62.6% of the outstanding Shares of the Issuer (based on 5,679,413 Shares outstanding on September 22, 1998 plus 2,850,000 shares issuable upon conversion of $800,000 of debentures at the assumed rate of $.28 per share and 270,000 shares issuable upon currently exercisable Stock Options).

                  (c) Number of shares as to which such person has:
                      (i) Sole power to vote or to direct the vote: 5,451,212 (includes 2,850,000 shares issuable upon conversion of $800,000 of debentures at the assumed rate of $.28 per share and 270,000 shares issuable upon currently exercisable Stock Options).

                      (ii)   Shared power to vote or to direct the vote: 53,600.

                      (iii)  Sole power to dispose or to direct the
                             disposition of : 5,451,212 (includes 2,850,000 shares issuable upon conversion of $800,000 of debentures at the assumed rate of $.28 per share and 270,000 shares issuable upon currently exercisable Stock Options).
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                                                                   Page 4 of 4

                      (iv) Shared power to dispose or to direct the disposition of: 53,600. The Reporting Person has shared voting power and dispositive power over 53,600 shares owned of record by the Joseph and Sandra Ende Charitable Trust, of which Joseph and Sandra Ende are trustees.


Item 5.  Ownership of Five Percent or Less of a Class:

                  N/A


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  N/A

Item 8.  Identification and Classification of Members of the Group:

                  N/A

Item 9.  Notice of Dissolution of Group:

                  N/A

Item 10.  Certification:

                  N/A

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 1998


                                             /s/ Joseph Ende
                                             ------------------
                                             Joseph Ende